UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR

For Period Ended: April 30, 2014

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Prime Global Capital Group Incorporated

Full Name of Registrant:

Former Name if Applicable

E-5-2, Megan Avenue 1, Block E, Jalan Tun Razak

Address of Principal Executive Office (Street and Number)

50400 Kuala Lumpur, Malaysia

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

XX	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
XX	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to timely complete its financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Liong Tat Teh		+ 603 2162 0773
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s Consolidated Statements of Operations are expected to reflect net revenues of approximately $1,085,721 for the six month period ended April 30, 2014, compared with net revenues of $1,757,765 for the same period ended April 30, 2013. The decrease in net revenues is expected to be primarily attributable to the lack of software revenues generated by the registrant during the six month period ended April 30, 2014. Accordingly, the registrant expects to have a net loss of approximately $950,252 for the six month period ended April 30, 2014, as compared to a net income of $269,710 for the same period ended April 30, 2013.

Prime Global Capital Group Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 6/6/2014	By:	/s/ Liong Tat Teh Title Chief Financial Officer